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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                         ALADDIN KNOWLEDGE SYSTEMS LTD.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    M0392N101
                                 (CUSIP Number)

                 GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.
            1108 EAST MAIN STREET, RICHMOND, VA 23218 (804) 344-3804 (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 JANUARY 7, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 6 Pages

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                                  SCHEDULE 13D
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CUSIP No.         M0392N101            Page  2  of  6  Pages
-------------------------------      ------------------------------------------

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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            JAMES T. MARTIN

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                        (b) [_]


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3           SEC USE ONLY


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4           SOURCE OF FUNDS*

            PF

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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                  [_]


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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            BERMUDA

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                            7           SOLE VOTING POWER

        NUMBER OF                       775,000

         SHARES             ---------------------------------------------------
                            8           SHARED VOTING POWER
      BENEFICIALLY
                                          -0-
        OWNED BY
                            ---------------------------------------------------
          EACH              9           SOLE DISPOSITIVE POWER

        REPORTING                         -0-

         PERSON             ---------------------------------------------------
                            10          SHARED DISPOSITIVE POWER
          WITH
                                          -0-

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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            775,000

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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [_]

            N/A

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.7%

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14          TYPE OF REPORTING PERSON*

            IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                      FOR
                                JAMES T. MARTIN

     This Amendment No. 1 hereby amends and supplements the Schedule 13D dated September 11, 1996 (the "Schedule 13D"), filed by James T. Martin with the Securities and Exchange Commission on or about September 23, 1996 with respect to the common stock, no par value per share, of Aladdin Knowledge Systems Ltd. (the "Issuer").


Item 1.  Security and Issuer

                  This Amendment No. 1 relates to the common stock, no par value per share ("Common Stock"), of Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, Tel Aviv, Israel 61110.


Item 2.  Identity and Background

                  (A)      James T. Martin

                  (B)      Tuppeny House, Tuckerstown, Bermuda

                  (C)      James T. Martin is a lecturer, author and consultant.

                  (D) During the past five years, James T. Martin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, James T. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (F) James T. Martin is a citizen of Bermuda (subject of Great Britain).


Item 3.  Source and Amount of Funds and Other Consideration

                  The total amount of the funds used in making the purchases was $8,342,844, of which $1,401,378 represent purchases since the filing of the Schedule 13D. The sources of the funds used in making the purchases were personal funds.


Item 4.  Purpose of Transaction

                  James T. Martin has purchased shares of Common Stock for investment purposes.

                  There are no plans or proposals which James T. Martin may have which relate to or would result in:

                  (A) The acquisition or disposition of securities of the Issuer except as otherwise disclosed herein;

                  (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (E) Any material change in the present capitalization or dividend policy of the Issuer;

                  (F) Any other material change in the Issuer's business or corporate structure;

                  (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (J)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

                  (A) The aggregate number and percentage of Common Stock beneficially owned by James T. Martin are 775,000 Shares and 7.7%, respectively.

                                   Page 4 of 6

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                  (B)      James T. Martin has the sole power to vote or to
                           direct the vote of all the shares identified pursuant to Item 5(a). Mr. Martin does not have the power to dispose or to direct the disposition of any of the shares identified pursuant to Item 5(a).

                  (C)      Transactions in the securities identified pursuant to
                           Item 5(a) during the past 60 days are as follows:


 Beneficial    Transaction         Amount of          Price Per        Where/How
    Owner         Date           Transaction            Share          Effected

J.T. Martin     11/13/96           $381,591              $9.54        Open Mkt.
J.T. Martin     12/16/96           $106,692             $10.67        Open Mkt.
J.T. Martin     12/31/96            $99,890              $9.99        Open Mkt.
J.T. Martin     01/02/97           $102,164             $10.22        Open Mkt.
J.T. Martin     01/03/97           $104,102             $10.41        Open Mkt.
J.T. Martin     01/07/97           $500,652             $11.13        Open Mkt.

                  (D)      Not applicable.

                  (E)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None


Item 7.           Material to be Filed as Exhibits

                  None


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.






Date: January 7, 1997                    /s/ JAMES T. MARTIN
                                         -------------------
                                         James T. Martin



Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal  violations (see 18 U.S.C. 1001).



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